Exhibit 7

Grown Rogue Increases Oregon Sungrown Capacity

Medford, Oregon, February 21, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, has announced the expansion of their Oregon craft sungrown capacity with a lease option (“Lease Option”) on a 35 acre-property (“Property”) in Medford, Oregon.

The Property has three tax lots that would allow, under current regulations, 120,000 square feet of additional sungrown canopy space. Under Grown Rogue’s cultivation methods this Property, at full capacity, can produce in excess of 18,000 pounds of craft sungrown whole flower per year. The Property comes with an existing Oregon Liquor Control Commission Tier II licensed farm allowing for 40,000 sq ft of production and the Company intends to transfer the Tier II license from their legacy medical farm in 2023 or 2024 to centralize production, further lowering costs and driving efficiencies.

The Company now controls approximately 100 acres and 6 parcels, that at full capacity can produce, under current regulations, approximately 40,000 pounds of sungrown whole flower annually. The Property is centrally located in the Rogue Valley, near Grown Rogue’s existing indoor and outdoor operations. The Property boasts majestic views of surrounding geographic landmarks, comes with superb senior water rights, and a historic farmhouse that the Company plans to turn into an event space in the future.

“Expanding on our sungrown craft production is consistent with our company’s strategy of win now, and win later,” said Obie Strickler, CEO of Grown Rogue. “This Property will allow us to continue lowering our cost per pound of production and increase profitability metrics in the short term, while positioning ourselves for future interstate commerce. The recent moves in California, the Oregon lawsuit from Jefferson Packing House, and signs from the federal government, all suggest that interstate commerce is likely closer than we previously anticipated,” continued Mr. Strickler. “We are encouraged by the 17% decrease in outdoor weight harvested in Oregon in 2022 compared to 2021 and are experiencing a strong recovery in pricing and demand for flower products. We continue to focus on producing high-quality, low-cost products that delight our customers, allowing us to continue increasing our market share in our states. 2023 is going to be a transformational year for us as we look to expand into several new states where we will bring all the same attributes that have made us the leading producer in Oregon.”

The Lease Option is for one year with the ability to extend for an additional year. Lease payments are $7,500/month with 75% of all lease payments applied to the total purchase price of $1,600,000. 15% is due at closing with an owner carry of three years that is greater of 5% or LIBOR plus 150bps in year 1, greater of 6% or LIBOR plus 150bps in year 2, and greater of 7% or LIBOR plus 150bps in year 3.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Jakob Iotte

Director of Business

Development and IR

jakeiotte@grownrogue.com

Investor Relations Desk

Inquiries

invest@grownrogue.com

(458) 226-2100

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